Press Release

Indosat Launches the First and the Longest Active Period

Top-up Voucher in Indonesia

Jakarta, 17 July 2006 Today, PT Indosat Tbk (Indosat) launches a top-up voucher with name “IM3 Raja Long Life Voucher” which becomes the first voucher with the longest active period in Indonesia. This voucher has one year active period with 40 days grace period.

“The launch of King IM3 Lifetime Voucher is intended to provide more convenience for customers by extending the active period up to 1 year,” said Wahyu Wijayadi, Indosat Marketing Director. “With long active period, customers do not have to worry of losing their number in case of late top-up and are still able to communicate conveniently,” added Wahyu.

IM3 Raja Lifetime Vouchers are available for Rp49,000 which includes Rp10,000 airtime pulse. The vouchers can be obtained in all Indosat dealers and outlets nationwide in Indonesia.

In addition to longer active period, customers of King IM3 Lifetime Voucher will also receive a bonus of 5 free SMS to IM3, Mentari and Matrix every week by making a minimum of one call in the week.  The “Raja SMS Program” which offers 10 free SMS daily does not apply to “IM3 Raja Long Life Vouhcer”.

In addition to “IM3 Raja Long Life Voucher”, Indosat also launches Mentari-Nokia bundling program. The join program with Nokia offers a benefit of bundled Mentari starter pack containing Rp10,000 airtime and a free merchandise bag from Nokia. Additional bonus airtime of Rp5,000 is available for the first reload of minimal Rp25,000, one I-Ring Padi with 5 Padi songs, and opportunity to participate in Trivia Quiz with Grand Prize of one Mitsubishi Maven and weekly prizes of Nokia 6020 handset.  These benefits can be enjoyed by customers for every 1110 Nokia handset and Mentari Starter Pack in any Indosat authorized dealers for Rp525.000,-. The program is valid until October 31, 2006.

This bundling program is offered in several areas, which are:

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Sumatra (Medan, Batam, Pekanbaru, Padang, Palembang, Lampung)

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Jabotabek

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West Java (Bandung, Cirebon)

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Central Java (Semarang, Purwokerto, Yogyakarta, Solo)

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East Java (Surabaya, Malang, Jember)

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Kalimantan (Balikpapan, Samarinda, Banjarmasin, Pontianak)

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Bali Nusra (Denpasar)

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Sulam Papua (Makassar, Manado, Kendari, Papua)

“Inline with Indosat’s commitment to delight to our customers, we consistently launch innovative services and attractive programs for our customers,” added Wahyu.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall 016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Divisi Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com